August 22, 2024

Riccardo Canevari
Chief Executive Officer
Radiopharm Theranostics Ltd
Level 3, 62 Lygon Street, Carlton VIC 3053
Australia

       Re: Radiopharm Theranostics Ltd
           Amendment No. 3 to Registration Statement on Form 20FR12B Filed July 25, 2024
           File No. 001-41621
Dear Riccardo Canevari:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 20FR12B
Item 4. Information on the Company, page 23

1. We note the description of your agreement with Lantheus on page 23, which indicates that
       Lantheus purchased ordinary shares for a total value of A$7.5 million and retains the right to purchase ordinary shares for an additional amount of A$7.5 million for the six months following the execution of the agreement. Please revise the description of the agreement here and on page 72 to disclose the number of shares purchased and the number of shares they have the right to purchase. Additionally, the disclosure on page 72 indicates that you will issue options to Lantheus. Please clarify if they currently have the right to purchase additional shares. If they do not, clarify when the options will be issued and when they expire.

Our Licensed Platform Technologies, page 27

2. We note that in numerous places throughout this section, you disclose the potential timing
 August 22, 2024
Page 2

       of planned clinical trials for certain product candidates without first addressing whether you have sought or obtained the requisite regulatory approval to commence such trials.
       Please revise throughout this section to disclose whether you have sought or received regulatory approval and the specific indication(s) for which each of your product candidates are being studied or will be studied in all of your ongoing or planned clinical trials. To the extent you are conducting trials related to treatment of cancer, please indicate the types of cancer(s). By way of example only and not limitation:
           On page 27, clarify whether you have Ethics Committee approval for, or have applied for approval of, your Phase I trial for RAD202 expected in 2H 2024, and for which indication(s); and
           Disclose the indication(s) you are studying in the ongoing Phase 1 trial for RAD 204, and those you plan to study in the planned US Phase II trial of RAD 204.
3. Given your agreement to transfer TROP2 and DUNP19 to Lantheus Holding, please remove the discussion of your plans to develop the DUNP19 clinical asset from this section or otherwise advise.
B. Related Party Transactions, page 62

4. Please delete the statement that the related party transaction were negotiated at arm's length. Related party transactions by their nature are not arm's length transactions.
Item 10. Additional Information
Technology Commercialization Agreements with MD Anderson, page 70

5. Please supplement your disclosure regarding the amended Technology Commercialization
       Agreement with MD Anderson to quantify all amounts paid to date and the minimum annual royalties due under the agreement, if applicable.
Index to Consolidated Financial Statements, page F-1

6. As an emerging growth company that qualifies as a smaller reporting company, you are required to provide two years of financial statements. You have also presented financial statements for the fiscal years ended June 30, 2022 and 2021 starting on page F-55. Please revise or advise.
Consolidated Statements of Comprehensive Income/(Loss), page F-3

7. Please present the basic and diluted loss per share here and on page F-100 to the nearest whole cent so as not to imply more precision than exists in this calculation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675 with any other questions.
 August 22, 2024
Page 3



                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences
cc:   Alberto Pacchioni